EXHIBIT 99.1

Description of the Share Repurchase Program Covered by the Liquidity Agreement with Kepler Chevreux

 Daix, May 22, 2025

Pursuant to Article 241-2 of the AMF General Regulations (Règlement Général de l’Autorité des marchés financiers), the purpose of this description is to present the objectives and terms of the Company’s share repurchase program approved by the Ordinary General Meeting of May 22, 2025, it being specified that the Company does not to date intend to pursue any objective other than to animate the market under a liquidity agreement which has been in place since the listing on Euronext.

    Securities concerned: shares issued by Inventiva SA.
    Maximum proportion of capital that may be purchased by the Company: 10%.
    Maximum number of its own shares that may be acquired by the Company, based on the number of shares making up the share capital as of May 19, 2025: 13 915 127; however, taking into account the 45 454 shares held in treasury, only 13 869 673 treasury shares are available to be acquired.
    Allocation of treasury shares as of May 19, 2025: the 45 454 treasury shares held as of May 19, 2025 are allocated for the purpose of ensuring the liquidity of or making the market in Inventiva's shares through the intermediary of an investment services provider acting independently within the framework of a market making agreement that complies with a code of conduct recognized by the Autorité des marchés financiers.
    Maximum price per share: 40 euros.
    Objectives:
      The objectives of the share repurchase program pursuant to the 22nd resolution of the Ordinary General Meeting of May 22, 2025 are as follows:
    to purchase or sell shares under a liquidity agreement entered into with an investment services provider, in accordance with the conditions set by the market authorities;

    to implement and perform obligations related to stock option programs or other share allocations to employees and corporate officers of the Company and, in particular, to allocate shares to employees and corporate officers of the Company in connection with (i) profit-sharing, or (ii) any share purchase, stock option or free share allocation plan under the conditions provided for by law, in particular by Articles L.3331- 1 seq. of the French Labor Code (including any sale of shares referred to in Article L.3332-24 of the French Labor Code), and to carry out any hedging transactions relating to such transactions;

    to deliver ordinary shares upon the exercise of rights attached to securities carrying rights to shares of the Company by redemption, conversion, exchange, presentation of a warrant or any other means;

    to reduce the Company's capital by cancelling all or some of the shares acquired; and

    more generally, to carry out any transaction that may be authorized by law or any market practice that may be admitted by the market authorities, it being specified that, in such a case, the Company would inform its shareholders by means of a press release.

    Duration of the program: 18 months from the Ordinary General Meeting of May 22, 2025.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH and other diseases with significant unmet medical need. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). http://www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	ICR Healthcare Patricia L. Bank Investor relations patti.bank@icrhealthcare.com +1 415 513 1284

Important Notice

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s cash resources, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial of lanifibranor in MASH , including duration, timing and costs, and the results and timing thereof and regulatory matters with respect thereto, clinical trial data releases and publications, the potential therapeutic benefits of lanifibranor, and future activities, expectations, plans, growth and prospects of Inventiva, and the absence of material adverse events. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that the recommendation of the DMC may not be indicative of a potential marketing approval, Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of its lanifibranor, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require additional holds and/or additional amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva’s ability to identify additional products or product candidates with significant commercial potential, Inventiva’s expectations with respect to its pipeline prioritization plan and related workforce reduction, including whether the plan will be implemented and the timing, potential benefits, expenses and consequences relating thereto, Inventiva’s ability to execute on its commercialization, marketing and manufacturing capabilities and strategy, Inventiva’s ability to successfully cooperate with existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its existing and future partnerships on the clinical development, regulatory approvals and, if approved, commercialization of its product candidates, and the achievement of milestones thereunder and the timing thereof, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and pre-clinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, unfavorable conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including developments in international trade policies, global inflation, financial and credit market fluctuations, tariffs and other trade barriers, international trade relations, political turmoil, and natural catastrophes, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2024 filed with the Autorité des Marchés Financiers on April 15, 2025 and the Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors”, and in future filings with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

Attachment

  Inventiva - PR - Liquidity agreement Shareholders Meeting - EN - 05 22 2025 (https://ml-eu.globenewswire.com/Resource/Download/ca3be0d4-8833-431b-b74e-13d6b693bda6)